UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CYBEX INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23252E 10 6

(CUSIP Number)

James H. Carll, Esq.

Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033

(856-795-2121)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 23252E 10 6

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only). UM Holdings, Ltd. 22-1982496

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Zero 8. Shared Voting Power Zero 9. Sole Dispositive Power Zero 10. Shared Dispositive Power Zero

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) HC and CO

CUSIP No. 23252E 10 6

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) UM Equity Corp. 22-3343565

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,961,656 8. Shared Voting Power Zero 9. Sole Dispositive Power 5,961,656 10. Shared Dispositive Power Zero

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,961,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.

Percent of Class Represented by Amount in Row (11)

            49.0% (based upon the outstanding shares as indicated in Cybex’s most recent SEC filing and calculated as though all outstanding shares of the Preferred Stock had been converted)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 23252E 10 6

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) UM Investment Corp. 51-0266463

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 120,200 8. Shared Voting Power Zero 9. Sole Dispositive Power 120,200 10. Shared Dispositive Power Zero

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.

Percent of Class Represented by Amount in Row (11)

            1.0% (based upon the outstanding shares as indicated in Cybex’s most recent SEC filing and calculated as though all outstanding shares of the Preferred Stock had been converted)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 23252E 10 6

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) John Aglialoro

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 925,000 8. Shared Voting Power Zero 9. Sole Dispositive Power 925,000 10. Shared Dispositive Power Zero

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.

Percent of Class Represented by Amount in Row (11)

            7.6% (based upon the outstanding shares as indicated in Cybex’s most recent SEC filing and calculated as though all outstanding shares of the Preferred Stock had been converted)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23252E 10 6

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person (Entities Only) Joan Carter

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 782,040 8. Shared Voting Power Zero 9. Sole Dispositive Power 782,040 10. Shared Dispositive Power Zero

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,040

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.

Percent of Class Represented by Amount in Row (11)

            6.4% (based upon the outstanding shares as indicated in Cybex’s most recent SEC filing and calculated as though all outstanding shares of the Preferred Stock had been converted)

14.	Type of Reporting Person (See Instructions) IN

The Statement on Schedule 13-D dated May 23, 1997, as heretofore amended (the “Schedule 13-D”), is hereby further amended as follows:

Item 2—Identity and Background.

Schedule I to the Schedule 13-D, incorporated by reference in Item 2 of the Schedule 13-D, is hereby amended to indicate that the principal occupation of (i) Mr. Aglialoro is Chairman and Chief Executive Officer of Cybex International, Inc. (“Cybex”), (ii) Mr. Hicks is Chief Financial Officer of Cybex, and (iii) Mr. Mersky is General Counsel of Cybex.

Item 4—Purpose of Transactions.

Item 4 of the Schedule 13-D is hereby amended by adding the following additional paragraphs:

“In an effort to aide Cybex’s liquidity, UM Holdings Ltd. (“UM”), through its wholly-owned subsidiary UM Equity Corp. (“UME”), during 2002 and the first six months of 2003 advanced $4,900,000 to Cybex, represented by subordinated promissory notes (“UM Notes”). During 2003, Cybex was required to refinance its prior bank facility. This refinancing was conditioned, among other things, on UM agreeing that UME would convert the UM Notes to equity. Accordingly, UM and Cybex entered into the Debt Conversion and Reimbursement Agreement dated as of July 16, 2003, pursuant to which the outstanding UM Notes were exchanged for and converted into 32,886 shares of Cybex’s Series B Convertible Cumulative Preferred Stock (the “Preferred Stock”), a newly created class of preferred stock. Pursuant to Cybex’s Certificate of Incorporation, the Preferred Stock is convertible into shares of Cybex’s Common Stock on the later of (i) six months and one day from the original issuance date of such share, or (ii) the date the convertibility feature is approved by Cybex’s shareholders, or (iii) June

30, 2004, at the rate (subject to customary adjustments) of 100 shares of Common Stock for each share of Preferred Stock.

“Shareholder approval of the convertibility feature was obtained on April 27, 2004. Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, UME was deemed as of May 2, 2004 to be the beneficial owner of the 3,288,600 shares of Cybex Common Stock into which the outstanding Preferred Stock is convertible, since the Preferred Stock will first become convertible within sixty days of such date.

“UM, UME, UM Investment Corp. (“UMI”), Mr. Aglialoro and Ms. Carter (the “Reporting Persons”) have had a substantial ability, due to their collective ownership position in Cybex, to control or materially influence management decisions of Cybex. The Reporting Persons believe that the referenced transaction does not currently materially effect such ability to control or materially influence management decisions of Cybex.

“The Reporting Persons generally intend to maintain their present level of investment in Cybex. Pursuant to the Debt Conversion and Reimbursement Agreement, UM has provided collateral for the benefit of Cybex in an aggregate amount of $3,100,000. Cybex is obligated to reimburse UM for any actual loss which UM may incur with respect to such financial support by issuing to UM a number of shares of Preferred Stock determined in accordance with the Debt Conversion and Reimbursement Agreement. This could result in UM becoming the beneficial owner of additional shares of the Cybex Common Stock. Mr. Aglialoro has purchased, in open market transactions, 44,818 shares of Cybex Common Stock during 2004 to the date of this Amendment No. 3, and he anticipates that he may continue such market purchases during periods in which such purchases are consistent with Cybex policies for stock transactions by officers and directors, depending on market price and other conditions. Based upon market and business conditions and other factors, one or more of the Reporting Persons may from time-to-time choose to sell a portion of its shares of the Common Stock or acquire additional shares.”

Item 5—Interest in Securities of the Issuer.

Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

“UME owns 5,961,656 shares of the Common Stock, representing 49.0% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in Cybex’s most recent available filing with the Securities and Exchange Commission and calculated as though all outstanding shares of the Preferred Stock had been converted to Common Stock). Included within such shares are 3,288,600 shares of Common Stock issuable upon conversion of the outstanding Preferred Stock.

“UMI owns 120,200 shares of the Common Stock, representing 1.0% of the outstanding Common Stock.

“John Aglialoro owns 925,000 shares of the Common Stock, representing 7.6% of the outstanding Common Stock.

“Joan Carter owns 782,040 shares of the Common Stock, representing 6.4% of the outstanding Common Stock.

“Each of UME, UMI, Mr. Aglialoro and Ms. Carter possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

“Neither UM, UME, UMI, Mr. Aglialoro nor Ms. Carter nor, to the best of their respective knowledge, any of the persons listed on Schedule I to the Schedule 13-D beneficially owns any shares of Common Stock, except (i) as listed above, (ii) 27,290 shares owned by Mr. Carll, (iii) options to acquire 11,250 shares held by Mr. Hicks, (iv) 12,048 shares owned by Mr. Hicks, and

(v) 2,500 shares owned by minor children of Mr. Mersky, as to which beneficial ownership is disclaimed.

“On May 2, 2004, UME was deemed to be the beneficial owner of the 3,288,600 shares of Common Stock issuable upon conversion of the outstanding shares of Preferred Stock; such Preferred Stock becomes convertible 60 days after such date. Mr. Aglialoro made, during the sixty day period preceding the date of this Amendment No. 3, market acquisitions of the Common Stock as described on Schedule I hereto.”

Item 6—Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13-D is amended by adding the following paragraph:

“UM and Cybex entered into the Debt Conversion and Reimbursement Agreement dated as of July 16, 2003, pursuant to which $4,900,000 in Subordinated Promissory Notes held by UME were exchanged for and converted into 32,886 shares of Cybex’s Series B Convertible Cumulative Preferred Stock. Pursuant to the Debt Conversion and Reimbursement Agreement, UM has provided collateral for the benefit of Cybex in an aggregate amount of $3,100,000. Cybex is obligated to reimburse UM for any actual loss which UM may incur with respect to such financial support by issuing to UM a number of shares of Preferred Stock determined in accordance with the Debt Conversion and Reimbursement Agreement. This could result in UM becoming the beneficial owner of additional shares of the Cybex Common Stock.”

Item 7—Material to be Filed as Exhibits.

Exhibit 1—Debt Conversion and Reimbursement Agreement, dated as of July 16, 2003

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2004	/S/ JOHN AGLIALORO

John Aglialoro, Individually and as Chairman, UM Holdings, Ltd., UM Equity Corp. and UM Investment Corporation

/S/ JOAN CARTER

Joan Carter, Individually

SCHEDULE I

Market Acquisitions

During the 60 day period preceding the date of this Amendment No. 3 to Schedule 13-D, John Aglialoro effected the following acquisitions of Cybex Common Stock in market transactions by brokers acting on his behalf:

Date	No. of Shares	Price Per Share
3/5/04	2,000	$2.70
3/5/04	400	$2.75
3/5/04	3,700	$2.79
3/5/04	6,900	$2.80
3/5/04	2,000	$2.85